AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MODINE MANUFACTURING COMPANY

These Amended and Restated Articles of Incorporation of Modine Manufacturing Company, a corporation incorporated under Chapter 180 of the Wisconsin Statutes, the Wisconsin Business Corporation Law, supersede and take the place of the existing Restated Articles of Incorporation and all prior amendments thereto.

ARTICLE I  . NAME

The name of this Corporation shall be:

“MODINE MANUFACTURING COMPANY.”

ARTICLE II  . EXISTENCE

The period of existence of this Corporation shall be perpetual.

ARTICLE III  . PURPOSE

The purpose or purposes for which this Corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law.

ARTICLE IV  . DESCRIPTION OF CAPITAL STOCK

The aggregate number of shares of Capital Stock which the Corporation shall have authority to issue is ninety-six million (96,000,000) shares, of which eighty million (80,000,000) shares shall be shares of Common Stock (hereinafter called “Common Stock”) of the par value of Sixty-two and one/half cents ($0.625) per share, and sixteen million (16,000,000) shares shall be shares of Preferred Stock (hereinafter called “Preferred Stock”) of the par value of Two and one/half Cents ($0.025) per share.

Shares of Preferred Stock may be divided into and issued in series, from time to time, with each such series to be so designated as to distinguish the shares thereof from the shares of all other series of Preferred Stock. All shares of Preferred Stock shall be identical except as to the following rights and preferences, as to which there may be variations between different series: The rate of dividend; the price at and the terms and conditions on which shares of Preferred Stock may be redeemed; the amount payable upon shares of Preferred Stock in event of voluntary or involuntary liquidation; sinking fund provisions for redemption or purchase of shares of Preferred Stock; the terms and conditions on which shares of Preferred Stock may be converted into other series or classes of capital stock, if the shares of any series of Preferred Stock are issued with the privilege of conversion; voting rights, if any; and any other rights or preferences as to which the laws of the State of Wisconsin, as in effect at the time of the determination thereof, permit variations between different series of Preferred Stock. Each such series of Preferred Stock shall have only such voting rights, if any, preemptive rights, if any, and such other designations, preferences, limitations and relative rights as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of Preferred Stock adopted by the Board of Directors of the Corporation or as may be required by law, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions as they may deem advisable thereon.

The holders of shares of the Preferred Stock of each series shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends at the rates fixed by the Board of Directors for such series, and no more, before any dividends, other than dividends payable in Common Stock, shall be declared and paid, or set apart for payment, on the Common Stock with respect to the same dividend period.

Whenever, at any time, dividends on the then outstanding Preferred Stock as may be required with respect to any series outstanding shall have been paid or declared and set apart for payment on the then outstanding Preferred Stock, the Board of Directors may, subject to the provisions of the resolution or resolutions creating any series of Preferred Stock, declare and pay dividends on the Common Stock, and the holders of shares of Preferred Stock shall not be entitled to share therein.

The holders of shares of the Preferred Stock of each series shall be entitled upon liquidation or dissolution or upon the distribution of the assets of the Corporation to such preference as provided in the resolution or resolutions creating such series of Preferred Stock, and no more, before any distribution of the assets of the Corporation shall be made to the holders of the shares of the Common Stock. Whenever the holders of shares of Preferred Stock shall have been paid the full amounts to which they shall be entitled, the holders of shares of the Common Stock shall be entitled to share ratably in all assets of the Corporation remaining.

Subject to any limitations imposed by the Wisconsin Business Corporation Law, and subject to any rights of holders of Preferred Stock to vote on a matter as a class or series or collectively with the Common Stock, the holders of shares of the Common Stock of the Corporation shall be entitled to one vote for each share of Common Stock held by them on each matter voted on at a meeting of shareholders of the Corporation.

No holder of shares of Common Stock of this Corporation, as such, shall have any preemptive, preferential or other right to subscribe for or purchase any part of the unissued Capital Stock or Capital Stock of this Corporation held in the Corporate Treasury, whether now or hereafter authorized, or of other securities of this Corporation of any type or class which are convertible into Capital Stock of this Corporation.

ARTICLE V  . BOARD OF DIRECTORS

The Board of Directors of this Corporation shall consist of such number of members as the By-Laws may provide, but not less than seven (7) members, divided into three (3) classes, (divided as evenly in number as possible) with not more than one class of Directors to be elected at each annual meeting of shareholders, excluding election to fill vacancies.

ARTICLE VI  . REGISTERED OFFICE AND AGENT

The address of the registered office of this Corporation at the time of the adoption of these Amended and Restated Articles of Incorporation is 1500 DeKoven Avenue, Racine, Wisconsin 53401, and the name of its registered agent at such address is Dean R. Zakos, 1500 DeKoven Avenue, Racine, Wisconsin, 53403.

ARTICLE VII  . SHAREHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS

Any lawful amendment of these Amended and Restated Articles of Incorporation covered by Section 180.1003(3) and any proposals concerning a subject covered by Sections 180.1103(3), 180.1202(3), 180.1402(3) and 180.1404(2) of the Wisconsin Business Corporation Law must be approved by two-thirds of all the votes entitled to be cast on the proposal by all shares entitled to vote thereon and, if the shares of any one or more classes or series shall be entitled under these Amended and Restated Articles of Incorporation or otherwise by law to vote and be counted together collectively thereon (a “voting group”), by two-thirds of all the votes entitled to be cast on the proposal by each such voting group, all subject, however, to any other voting requirements specifically set forth in the Wisconsin Business Corporation Law or these Amended and Restated Articles of Incorporation, as they may be amended from time to time.

The Bylaws of the Corporation may require a greater shareholder vote than would otherwise be required by law for removal of a director from office or amending provisions of the Bylaws of the Corporation.

All references to sections of the Wisconsin Business Corporation Law shall also refer to any successor provisions of those sections, as appropriate.

ARTICLE VIII  . EFFECT OF HEADINGS

The descriptive headings in these Amended and Restated Articles of Incorporation were formulated, used and inserted herein for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.